BALANCED SECURITY PLANNING

Statement of Financial Condition
May 31, 2024

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

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SEC FILE NUMBER
8-14842

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING June 1, 2023 (MM/DD/YY) AND ENDING May 31, 2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Balanced Security Planning, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4701 Teller Ave
(No. and Street)

Newport Beach	CA	92660
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tracie E. O'Keefe	(732) 691-7010	tokeefe@modernrs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren & Company Certified Public Accountants, Chartered
(Name – if individual, state last, first, and middle name)

505 N. MurLen Rd	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

01/05/2015	6075
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George N. Gopiao, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Balanced Security Planning, Inc., as of 5/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JULIE ANN FINE
Notary Public - California
Orange County
Commission # 2462097
My Comm. Expires Sep 3, 2027

Signature:

Title:
CEO

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Balanced Security Planning, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Balanced Security Planning, Inc. as of May 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Balanced Security Planning, Inc. as of May 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Balanced Security Planning, Inc.'s management. Our responsibility is to express an opinion on Balanced Security Planning, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Balanced Security Planning, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Balanced Security Planning, Inc.'s auditor since 2024.

Olathe, Kansas

August 26, 2024

BALANCED SECURITY PLANNING, INC.
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2024

ASSETS		
Cash	$	20,581
Clearing Deposit	$	50,000
Accounts Receivable		404
OCA Tax Benefit		40,110
Prepaid Expenses and Other Assets		5,031
TOTAL ASSETS	$	116,126
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Accrued Liabilities and Other Liabilities	$	7,500
Accounts Payable		17,894
Total Current Liabilities		25,394
TOTAL LIABILITIES	$	25,394
Stockholder's Equity		
Common Stock, $10 Par Value Per Share;		
1000 Shares Authorized;		
880 Shares Issued and Outstanding		8,800
Additional Paid In Capital		278,130
Accumulated Deficit		(196,198)
Stockholder's Equity		90,732
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	116,126

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Organization

Balanced Security Planning, Inc. ("Company") was incorporated in the State of Florida effective May 29, 1969. The Company has adopted a fiscal year ending May 31st. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is 100% owned by Libertas Financial LLC (the "Parent").

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business

The Company, located in Newport Beach, CA and operates under SEC Rule 15c3(k)(ii), clearing all transactions on a fully disclosed basis through its clearing firm, RBC Capital Markets, LLC. The Company does not hold customer funds or safekeep customer securities. As of the date of these financial statements, the Company has yet conducted any business through its clearing firm.

The Company engages in the following business activities:

1. Mutual fund retailer - application/subscription basis;
2. Broker selling variable life insurance or annuities;
3. Broker retailing corporate equity securities over-the-counter;
4. Non-exchange member arranging for transactions in listed securities by exchange member; and
5. Private placements of securities.

Basis of Accounting

The accompanying financial statements of the Company have been prepared in accordance with U.S. 'Generally Accepted Accounting Principles' ("U.S. GAAP") on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

The Company considers accounts receivable, which represent commissions and 12b-1 fees earned, to be fully collectible; accordingly, no allowance for doubtful accounts is required. Amounts are considered past due after 30 days. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Consistent with Accounting Standards Codification ("ASC") Topic 606, *Revenues from Contracts with Customers,* commission revenue is recorded when earned by the Company, at which time no further performance obligation is required and collection is reasonably assured. Commissions earned are from the sales of mutual funds and variable annuities and are reported by the investment company through submitted commission statements. 12b-1 fees are earned monthly based on contractual percentages of customer month end account balances. Amounts are considered earned at each month end. These fees are not prorated for customer account balances during a month and if customer account balances are withdrawn prior to month end no such fees are earned. Revenue concentrations exist only as a function of the Company's limited business of sale of mutual funds.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to fair value disclosure requirements are carried in the accompanying financial statements at amounts that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes under ASC 740, *Income Taxes,* which provides for an asset and liability approach of accounts for income taxes. Under this approach, deferred tax assets and liabilities are recognized based on anticipated future tax consequences, using currently enacted tax laws, attributed to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts calculated for income tax purposes.

The Company provides for a valuation allowance when it is more likely than not that it will not realize a portion of the deferred tax assets. At May 31, 2024, the Company has recorded a deferred tax asset of $40,110.

The Company's current income tax liability is estimated to be $0 as a result of the taxable loss.

The Company reviewed all income tax positions taken or that they expect to be taken for all open years and determined that the income tax positions are appropriately stated and supported for all open years.

Recently Issued Accounting Standards

During the year ended May 31, 2024, there were several other accounting pronouncements issued by the Financial Accounting Standards Board. Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company's financial statements.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through August 26, 2024, which is the date the financial statements were issued. Based upon this review, the Company had determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Computation of Net Capital and the broker-dealers corresponding unaudited Part IIA of the FOCUS report are required under Rule 15c3-l.

NOTE C - POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customers’ funds or securities. There were no material inadequacies in the procedures followed in adhering to the exception provisions of SEC Rule 15c3-3(k)(ii).

NOTE D - SIPC RECONCILIATION

The Securities Exchange Act of 1934 ("SEA") Rule 17a-5(e)(4) required a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers Securities Investor Protector Corporation ("SIPC") annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE E- COMMITMENTS AND CONTINGENCIES

The Company lacked fidelity bond coverage from April 13, 2023 to October 5, 2023 due to an administrative error. Otherwise, the Company does not have any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the Company at a future date.

NOTE F-RENT

The Company is under no current lease or rent obligation. The Company currently uses office space located at the Parent's location. The fair market value of such rental space is immaterial.

NOTE H – CHANGE OF OWNERSHIP AND BUSINESS OPERATIONS

The Company underwent a Continuing Membership Application, which was approved by FINRA on March 17, 2023, to change its ownership due to a proposed sale as well as add additional business lines. Effective May 31, 2023, the ownership change was completed. The following business lines were added:

1. Broker retailing corporate equity securities over-the-counter;
2. Non-exchange member arranging for transactions in listed securities by exchange member; and
3. Private placements of securities.

NOTE I – RELATED PARTY TRANSACTIONS

Effective May 2023, the Company and an affiliate entered into an expense sharing agreement under which the affiliate allocates compensation expense to the Company. The affiliate allocated between $131,667 monthly in compensation expense under the agreement during the year ended May 31, 2024. During 2024 repayment of allocated

expenses had been offset as capital contributions by the affiliate totaling $131,667 and are reflected in the statement of changes in member's equity.

The Company also owed $15,081 to the affiliate for commissions earned as of May 31, 2024.